AB
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OD
6/26/13

[redacted]

13014555

SECURITIES AND EXCHANGE COMMISSION SE ... ION

RECEIVED

JUN 11 2013

DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Santander Tower B7 Tabonuco Street, St. 1800
(No. and Street)

Guaynabo (City) PR (State) 00968-3028 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis Roig 787-759-5363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touch LLP
(Name – *if individual, state last, first, middle name*)

1200 Hayo Rey, 268 Muñoz Rivera Ave. SJ, PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
7/2/13

OATH OR AFFIRMATION

I, Luis Roig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Santander Securites LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit Núm. 43

DAVID GALARZA-SOSA ABOGADO NOTARIO

Signature

Financial Operations Principal

Title

Att.

Notary Public

Sworn and subscribed before me by Luis Roig of legal age, married and resident of Guaynabo, PR as Financial Operatior Principal of Santander Securities LLC personally known to me this 28th of February, 2013 in Guaynabo, PR.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECIBO RECIBO RECIBO

9397
10/23/2012
$3.00
$3 Sello Asistencia Legal
50693-2012-1023-50652545

SANTANDER SECURITIES LLC AND SUBSIDIARY
(A Wholly Owned Subsidiary of Santander BanCorp)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Torre Chardon
350 Chardon Ave.
Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Executive Committee and Member of
Santander Securities LLC and subsidiary
San Juan, Puerto Rico

We have audited the accompanying consolidated financial statements of Santander Securities LLC and subsidiary (the "Company"), a Puerto Rico company and a wholly owned subsidiary of Santander BanCorp, which comprise the consolidated statement of financial condition as of December 31, 2012, and the related consolidated statements of income, change in member's investment, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes to the consolidated financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Santander Securities LLC and subsidiary as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The additional consolidating schedules I and II listed in the table of contents are presented for the purpose of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies, and is not a required part of the consolidated financial statements. The unconsolidated supplemental schedules III and IV listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the consolidated financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Deloitte & Touche LLP

February 28, 2013

Stamp No.
affixed to original.

SANTANDER SECURITIES LLC AND SUBSIDIARY
(A Wholly Owned Subsidiary of Santander BanCorp)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

CASH AND CASH EQUIVALENTS (Including $27,804,323 of deposits with affiliates)	$ 48,296,352
DEPOSIT WITH CLEARING BROKER	100,000
SECURITIES OWNED — At fair value	29,401,344
EMPLOYEE ADVANCES	17,264,957
RECEIVABLES (Including $74,767 from affiliates)	3,976,536
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net	1,311,386
GOODWILL	24,254,097
DUE FROM CLEARING BROKER	508,947
ADVISORY SERVICING RIGHTS — Net	260,000
OTHER ASSETS	1,835,518
TOTAL	$ 127,209,137

LIABILITIES AND MEMBER'S INVESTMENT

LIABILITIES:	
Accounts payable and accrued expenses (Including $3,596,772 to affiliates)	$ 11,107,626
Subordinated borrowings from the Parent Company	40,000,000
Deferred income tax liability — net	3,933,136
Total liabilities	55,040,762
CONTINGENCIES AND COMMITMENTS (Notes 8 and 12)	
MEMBER'S INVESTMENT:	
Member's contributions	26,478,089
Accumulated earnings	45,690,286
Total member's investment	72,168,375
TOTAL	$ 127,209,137

See notes to consolidated financial statements.

SANTANDER SECURITIES LLC AND SUBSIDIARY
(A Wholly Owned Subsidiary of Santander BanCorp)

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:	
Commissions — net	$ 11,865,246
Principal transactions	25,534,981
Investment banking	2,426,993
Portfolio and other management, advisory, and administration fees (including $664,281 with affiliates)	32,185,886
Interest (including $5,334 with affiliates)	1,481,989
Other (including $3,279,218 with affiliates)	5,257,962
Total revenues	78,753,057
EXPENSES:	
Employee compensation and benefits	27,482,930
Occupancy and equipment (including $8,979,495 to affiliate)	12,156,311
Clearance fees	1,610,704
Communications	1,431,682
Interest (including $1,717,017 to affiliates)	1,755,747
Advertising and promotion	371,798
Professional services (including $1,600,697 to affiliates)	3,985,520
Other operating expenses (including $153,400 to affiliates)	6,261,484
Total expenses	55,056,176
INCOME BEFORE PROVISION FOR INCOME TAXES	23,696,881
PROVISION FOR INCOME TAXES:	
Current	5,807,467
Deferred	689,920
Total provision for income taxes	6,497,387
NET INCOME	$ 17,199,494

See notes to consolidated financial statements.

SANTANDER SECURITIES LLC AND SUBSIDIARY
(A Wholly Owned Subsidiary of Santander BanCorp)

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S INVESTMENT FOR THE YEAR ENDED DECEMBER 31, 2012

	Member's Contributions	Accumulated Earnings	Total
BALANCE — December 31, 2011	$26,599,772	$43,490,792	$70,090,564
Earnings distribution		(15,000,000)	(15,000,000)
Net income		17,199,494	17,199,494
Share-based benefit sponsored by the ultimate parent	(30,414)		(30,414)
Payments to the ultimate parent for long-term incentive plans	(91,269)		(91,269)
BALANCE — December 31, 2012	$26,478,089	$45,690,286	$72,168,375

See notes to consolidated financial statements.

SANTANDER SECURITIES LLC AND SUBSIDIARY
(A Wholly Owned Subsidiary of Santander BanCorp)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 17,199,494
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	857,976
Loss on disposal of furniture, equipment, and leasehold improvement	9,511
Deferred income tax provision	689,920
Employee advances disbursed, net of repayments	(78,697)
Amortization of employee advances	3,751,233
Share-based benefit sponsored by the ultimate parent	(30,414)
Changes in operating assets and liabilities:	
Securities owned	22,413,188
Receivables	(382,911)
Due from clearing broker	33,037,429
Other assets	(254,556)
Accounts payable and accrued expenses	1,209,635
Net cash provided by operating activities	78,421,808
CASH FLOWS FROM INVESTING ACTIVITY — Purchase of furniture, equipment, and leasehold improvements	(132,239)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payment for securities sold under agreements to repurchase	(21,135,000)
Payments of subordinated borrowings to the Parent Company	(20,000,000)
Earnings distributions	(15,000,000)
Payments to the ultimate parent for long-term incentive plans	(91,269)
Net cash used in financing activities	(56,226,269)
NET INCREASE IN CASH AND CASH EQUIVALENTS	22,063,300
CASH AND CASH EQUIVALENTS — Beginning of year	26,233,052
CASH AND CASH EQUIVALENTS — End of year	$ 48,296,352
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid during the year	$ 1,774,632
Income taxes paid during the year	$ 4,544,310

See notes to consolidated financial statements.

SANTANDER SECURITIES LLC AND SUBSIDIARY
(A Wholly Owned Subsidiary of Santander BanCorp)

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2012

BALANCE — Beginning of year	$ 60,000,000
Payment of subordinated borrowings to the Parent Company	(20,000,000)
BALANCE — End of year	$ 40,000,000

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

The accounting and reporting policies of Santander Securities LLC (SSLLC) and subsidiary (collectively the "Company"), a Puerto Rico entity and a wholly owned subsidiary of Santander BanCorp (the "Parent Company"), conform with accounting principles generally accepted in the United States of America (hereinafter referred to as GAAP) and with general practices within the financial services industry. The Parent Company is a wholly owned subsidiary of Banco Santander, S.A. ("Santander Spain" or "the ultimate parent").

The following is a summary of the Company's most significant accounting policies:

Nature of Operations and Use of Estimates — SSLLC provides securities brokerage services and is a member of the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation. SSLLC is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. SSLLC is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. In addition, SSLLC provides portfolio management services through its wholly owned subsidiary, Santander Asset Management Corporation (the "Subsidiary"). The Subsidiary is a registered investment adviser under Section 203(c) of the Investment Advisers Act of 1940. The Company offers its brokerage and investment adviser services mainly to Puerto Rico based clients.

During 2012, SSLLC entered in a networking agreement for joint marketing and services with Sovereign Bank, N.A. (Sovereign) and Santander Insurance Agency, U.S. LLC., both subsidiaries of Santander Holding USA, Inc. (SHUSA), an affiliate entity and subsidiary of Santander Spain. Through such agreement, SSLLC will provide Sovereign's customers and others with broker-dealer services in 9 states of the United States.

In preparing the consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Principles of Consolidation — The consolidated financial statements include the accounts of SSLLC and the Subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents — The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities Owned — The Company acquires securities for trading. These securities owned are acquired and held principally with the purpose of selling them in the near term. Securities owned are carried at

fair value and the resulting difference between cost and fair value is included in current results of operations.

Employee Advances — The Company makes advances to certain registered representatives as part of their contractual employment. The contract terms range from five to nine years. The advances are not interest bearing unless the representative leaves the Company before the contract expires. If, at each employee's anniversary date under the contract term, the employee is still employed by the Company, the Company forgives an amount equal to the annual principal amortization computed on a straight-line basis over the contract term. Loan forgiveness is recognized as part of employee compensation and benefits. In the event that the employee leaves the Company prior to his/her next anniversary date under the contract term, the employee shall be obligated to pay to the Company on the date of termination the outstanding principal amount of the loan, plus contractual interest thereon.

Furniture, Equipment, and Leasehold Improvements — Furniture and equipment are stated at cost, less accumulated depreciation that is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three and five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Goodwill and Advisory Servicing Rights — The Company accounts for goodwill in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350, *Intangibles — Goodwill and Other*. This ASC addresses financial accounting and reporting for acquired goodwill and other intangibles. ASC 350 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in the financial statements upon their acquisition. This ASC also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under ASC 350, goodwill and intangible assets that have indefinite useful lives will not be amortized, but rather will be tested at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their useful lives. The Company adopted the option to first assess qualitative factors to determine whether goodwill is impaired but did not opt to first perform a qualitative assessment. Based in part on an independent assessment of the value of the Company's goodwill at October 1, 2012, management determined that the Company's goodwill was not impaired.

Goodwill was recorded by the Company in connection with the acquisition of Merrill Lynch's retail brokerage business in Puerto Rico on February 25, 2000, and no goodwill impairment has been recorded since such acquisition.

The Company acquired rights to serve as the investment advisor for various investment funds. These rights are considered finite-lived intangible assets, which are being amortized over the estimated life of each investment fund.

In accordance with ASC 360, *Property, Plant and Equipment*, the Company reviews finite-lived intangible assets for impairment whenever an event occurs or circumstances change that indicates that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on the estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. If the fair value of the asset is determined to be less than the carrying value, an impairment loss is incurred in the amount equal to the difference. Impairment losses, if any, are reflected

in operating expenses in the consolidated statement of income. No impairment was recognized for the year ended December 31, 2012.

Due from Clearing Broker — The Company uses Pershing, LLC as the clearing broker for all its brokerage transactions. Receivables from the clearing broker include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver") and net receivables arising from unsettled trades. Payables to clearing broker include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive") and net payables arising from unsettled trades. These transactions are presented net in the consolidated statement of financial condition. At December 31, 2012, the Company did not have any amounts receivable from fail to deliver transactions or any amounts payable from fail to receive transactions.

Securities Purchased/Sold under Agreements to Resell/Repurchase — Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (resale agreements) are treated as financing arrangements and are carried at their contract amount, the amount at which they will subsequently be resold or repurchased, plus related accrued interest. Repurchase and resale agreements are typically collateralized with government and government agency securities. It is the Company's policy to take or give possession of the underlying collateral, monitor its market value relative to the amounts under the agreements and, when necessary, require or give prompt transfer of additional collateral in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company or the counterparty with the right to liquidate the collateral held. Interest revenue and expense are earned from collateralized financing transactions and are accounted for on an accrual basis.

Income Taxes — The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between consolidated financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with ASC 740, *Income Taxes*. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Brokerage Income and Expenses — Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis.

Commissions — Commissions from securities are recognized as revenue based on the trade-date basis as if they had settled. Commissions from annuities are recognized based on the effective dates in accordance with individual agreements with the insurance companies. Commission revenue is reported net of the provision for commissions cancellations.

Principal Transactions — Proprietary securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Investment Banking — Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and

financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Portfolio and Other Management, Advisory, and Administration Fees — Revenue from portfolio and other management, advisory, and administration fees includes fees and advisory charges resulting from the asset management and administration of certain funds, which are recognized as the services are performed.

Interest Income — Interest income on securities is recognized under the accrual basis, which produces a constant yield over the term of each security.

2. SECURITIES OWNED

Securities owned at December 31, 2012, carried at fair value, are as follows:

Puerto Rico government obligations, $96,958 maturing within one to five years, $14,694,095 maturing within five to ten years, and $10,605,033 maturing after ten years, generally at fixed rates ranging from 3.45% to 6.30%	$ 25,396,086
Mortgage-backed securities, $47,385 maturing within five to ten years and $102,297 maturing after ten years, generally at fixed rates ranging from 4.50% to 11.00%	149,682
Closed-end funds	3,855,576
Total securities owned	$ 29,401,344

3. FAIR VALUE DISCLOSURES

The Company follows ASC 820, *Fair Value Measurements and Disclosures*, which provides a framework for measuring fair value. Additionally, ASC 820 amended ASC 825, *Financial Instruments*, and, as such, the Company follows ASC 820 in the determination of the fair value disclosure amounts as required by ASC 825.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Trading assets are recorded at fair value on a recurring basis.

Fair Value Hierarchy — ASC 820 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This ASC describes three levels of inputs that may be used to measure fair value, which are:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Recurring Measurements — The presentation for each of the hierarchy levels of the Company's assets that are measured at fair value on a recurring basis at December 31, 2012, is as follows:

	Level 1	Level 2	Level 3	Total
Assets —				
Trading securities:				
Puerto Rico government obligations	$ -	$ 25,396,086	$ -	$ 25,396,086
Mortgage-backed securities			149,682	149,682
Closed-end funds			3,855,576	3,855,576
Assets — securities owned	$ -	$ 25,396,086	$ 4,005,258	$ 29,401,344

Level 3 assets were 13.62% of total assets carried at fair value. Management recognizes transfers between levels of financial instruments at the end of each reporting period. There were no transfers between levels of financial instruments during the year ended December 31, 2012.

The reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2012, is as follows:

		Net Realized/Unrealized Gains (Losses) Included in						
	Balance — January 1, 2012	Earnings (Losses)	Other Comprehensive Income	Transfers in and/or out of Level 3	Purchases	Sales	Balance — December 31, 2012	Unrealized Gains (Losses) Still Held (2)
Trading securities:								
Certificate of deposit	$ 64,277	$ 260	$ -	$ -	$ 133,614	$ (198,151)	$ -	$ -
Mortgage-backed securities	58,023	9,025			3,597,528	(3,514,894)	149,682	455
Closed-end funds	5,392,333	488,894			251,380,242	(253,405,893)	3,855,576	(21,892)
Securities owned (1)	$5,514,633	$498,179	$ -	$ -	$255,111,384	$(257,118,938)	$4,005,258	$(21,437)

(1) Changes in fair value and gains and losses from sale of these instruments are recorded in principal transactions. The amounts above do not include interest.

(2) Represents the amount of total gains or losses for the year included in earnings attributable to the change in unrealized gains (losses) relating to assets classified as Level 3 that are still held at December 31, 2012.

The table below summarizes gains and losses due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for Level 3 assets for the year ended December 31, 2012. These amounts include gains and losses generated by securities owned, which were carried at fair value:

	Net Gains on Securities Owned
Classification of gains and losses (realized/unrealized) included in earnings for the period — principal transactions	$ 498,179

The table below summarizes changes in unrealized gains or losses recorded in earnings for the year ended December 31, 2012, for Level 3 assets that are still held at December 31, 2012. These amounts include changes in fair value for trading securities, which were carried at fair value:

	Changes in Unrealized Gains on Securities Owned
Classification of unrealized gains and losses included in earnings for the period — principal transactions	$ (21,437)

Determination of Fair Value — The following is a description of the valuation methodologies, techniques, and inputs used for instruments recorded at fair value and for estimating fair value for financial instruments not recorded at fair value (ASC 825). Each estimated fair value was calculated using certain facts and assumptions, which vary depending on the specific financial instrument.

Short-Term Financial Instruments — Short-term financial instruments, including cash and cash equivalents, due from clearing broker, other receivables, and certain other assets and liabilities, are carried at historical cost. The carrying amount is a reasonable estimate of fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market.

Securities Owned — Securities owned are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques, such as discounted cash flow methodologies, adjusted for the security's credit rating, prepayment assumptions, and other factors such as credit loss assumptions. Fair value techniques, inputs, and methodologies by class of securities owned are as follows:

a. Puerto Rico government obligations — The prices are determined based on other bonds of the same issuer that have been traded periodically, using observable market inputs that include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark, securities, bids, offers, and reference data. Securities of the Commonwealth of Puerto Rico and its subdivisions are classified as Level 2.

b. Mortgage-backed securities — These securities are priced using observable market inputs (TBA prices, monthly pre-payment information, and treasury spot rates) based on the characteristics of each security. TBA prices indicate where the mortgage market is currently trading. Using these prices, the process derives option-adjusted spreads (OAS) for pass-through mortgage-backed securities across various weighted-average maturities and Monte Carlo simulation processes. This process derives a price based on the prepayments modeled over the range of interest rate paths sampled, discounted at the treasury spot rates plus TBA-based OAS. Mortgage-backed securities are classified as Level 3.

c. Closed-end funds — The Company invests in closed-end funds that seek to provide its shareholders with a high level of current income consistent with the preservation of capital, its investment policies, and prudent investment management. These funds will invest not less than 67% of its assets in Puerto Rico securities and up to 33% in U.S. securities. Management of the funds does not have the ability to significantly shift the type of assets that the funds will invest. These investments can

never be redeemed with the fund. Distributions from each fund will be received as the underlying investments of the funds are liquidated. The fair values of these investments have been estimated using the net asset value per share of the investments. Close-end funds are classified as Level 3.

Subordinated Borrowings — Subordinated borrowings are carried at historical cost. For ASC 825 disclosures, the fair value is determined by discounting cash flows at market rates currently offered for similar instruments and including adjustments to reflect the current creditworthiness of the Company.

Fair Value of Financial Instruments — The table below is a summary of fair value estimates at December 31, 2012, for financial instruments, as defined by ASC 825, excluding short-term financial assets and liabilities, for which carrying amounts approximate fair value, and excluding financial instruments recorded at fair value on a recurring basis. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding risk characteristics of various financial instruments, current economic conditions, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

	Carrying Amount	Fair Value
Subordinated borrowings from the Parent Company	$ 40,000,000	$ 39,752,242

4. EMPLOYEE ADVANCES

Employee advances amounted to $17,264,957 at December 31, 2012. Loan repayments forgiven during the year ended December 31, 2012, amounted to $3,838,237 of which $2,069,681 was expensed during the same year (the remaining $1,768,556 were expensed during the previous year). During the year ended December 31, 2012, the Company also recognized as employee compensation expense $1,681,552 of balances to be forgiven during 2013 at each employee's anniversary date. Employee loan principal balances are forgiven at each employee's anniversary date as follows:

Years Ending December 31	
2013	$ 3,205,063
2014	3,093,172
2015	2,933,172
2016	2,592,621
2017	2,592,621
Thereafter	4,529,860
Subtotal	18,946,509
Less principal balance expensed during 2012 to be forgiven in 2013 at each employee's anniversary date	(1,681,552)
Total	$17,264,957

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements at December 31, 2012, are as follows:

Furniture and equipment	$ 2,280,271
Leasehold improvements	4,834,748
Total furniture, equipment, and leasehold improvements	7,115,019
Less accumulated depreciation and amortization	(5,803,633)
Furniture, equipment, and leasehold improvements — net	$ 1,311,386

Depreciation expense recorded during the year ended December 31, 2012, amounted to approximately $639,000.

6. ADVISORY SERVICING RIGHTS

The advisory servicing rights are related to the acquisition of the right to serve as the investment advisor for First Puerto Rico Growth and Income Fund, acquired in 2000; First Puerto Rico Tax-Exempt Fund, Inc., acquired in 2002; and for First Puerto Rico Growth and Income Fund Inc. and First Puerto Rico Daily Liquidity Fund Inc., which were acquired in December 2006 (collectively, the "Funds"). These intangible assets are being amortized over a 10-year period, which represents the estimated useful life of the Funds. Under the Funds agreements, the Company receives annual management fees ranging between 0.4% and 0.5% of the Fund's average weekly net asset value. Amortization for 2012 was $165,000. During the year the First Puerto Rico Growth and Income Fund was liquidated.

The net carrying amount of advisory servicing rights at December 31, 2012, is as follows:

	Gross Amount	Accumulated Amortization	Impairment	Carrying Amount
Advisory-servicing rights	$2,650,000	$2,390,000	$ -	$260,000

The estimated amortization expense for each of the next four years of the finite-lived advisory servicing rights at December 31, 2012, is as follows:

Years Ending December 31	Amortization
2013	$ 65,000
2014	65,000
2015	65,000
2016	65,000
Total	$260,000

7. SUBORDINATED BORROWINGS FROM PARENT COMPANY

The borrowings under subordination agreements with the Parent Company at December 31, 2012, amounted to $40,000,000 bearing interest at 4.135% and due on July 1, 2013. The accrued interest and interest expense of such borrowings amounted to $9,189 and $1,717,017 at and for the year ended December 31, 2012, respectively.

The subordinated borrowings described above are available for computing the minimum net capital requirements under the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") (see Note 11). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. OTHER RELATED-PARTY TRANSACTIONS

During April 2012, SSLLC, entered into a master service and support agreement with SHUSA and its subsidiaries, to create an information technology infrastructure and to hire the employees to support an introductory broker-dealer operations in 9 states of the United States. Income received from such agreement amounts to $3,279,218.

During 2012, SSLLC maintained a networking agreement for joint marketing and services agreement with Banco Santander International (BSI), a subsidiary of Santander Spain, to provide broker-dealer services in Miami. As part of such agreement, BSI will lease space to SSLLC, so that SSLLC may provide customers and others with broker/dealer services. Agreement is renewed annually and requires monthly fixed and contingent lease payments. Contingent lease payments will be paid on the basis of a percentage of income from the results of operations before taxes. Such agreement includes an indemnification clauses where SSLLC will indemnify BSI in the case of liability, losses damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties.

During September 2012, SSLLC entered in a networking agreement for joint marketing and services with Sovereign to provide broker-dealer services in 9 states of U.S. As part of such agreement Sovereign will lease space to SSLLC, so that SSLLC may provide customers and others with broker/dealer services. Agreement ends in September 2017 and requires monthly contingent lease payments. Contingent lease payments will be paid on the basis of a percentage commission income net of certain expenses. Such agreement includes an indemnification clauses where SSLLC will indemnify Sovereign in the case of liability, losses damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties.

During December 2012, SSLLC entered into an agreement with Banco Santander Puerto Rico (BSPR), an affiliate entity and subsidiary of the Parent Company, to sublease part of its office space. Lease agreement ends in December 2014 and requires BSPR to make fixed payments during 2012 of $4,266 and fixed payments of $4,654 during the remaining period.

The Company paid $1,754,097 to affiliates for operational and consulting services during the year ended December 31, 2012.

9. LONG-TERM INCENTIVE PLANS

Santander Spain sponsors various nonqualified share-based compensation programs (the "Spain Plans") for certain of its employees and those of its subsidiaries, including the Company. All of the Spain Plans have been approved by the board of directors of the Company and are available to certain eligible officers and key employees. All of the Spain Plans contain service, performance, and market conditions; provide for settlement in stock of Santander Spain to the participants; and are classified as equity plans. The Company recognized compensation benefit under these plans amounting to $30,414 for the year ended December 31, 2012.

10. INCOME TAXES

The Company is subject to Puerto Rico regular tax or the alternative minimum tax, whichever is higher. The maximum statutory regular corporate tax rate that the Company is subject to under the Puerto Rico tax code is 30%.

The Company is also subject to states and federal income tax on its U.S. source income. However, the Company had a net taxable loss in the states and federal U.S. source income during the period ended December 31, 2012.

The Company measured deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets or liability are expected to be settled or realized.

Under the Puerto Rico income tax law, SSLLC and the Subsidiary are treated as separate taxable entities and are not entitled to file consolidated tax returns.

At December 31, 2012, the Company has recognized a deferred tax asset amounting to $764,204, mostly related to the unrealized gain on securities owned, net operating loss carryforwards, accrued expenses not currently deductible, and employee deferred compensation, and a deferred tax liability amounting to $4,697,340, which relates to the excess of the book basis over the tax basis of goodwill. The resulting net deferred tax liability of $3,933,136 is reported in the accompanying consolidated statement of financial condition.

The Company's U.S. mainland operations are in a cumulative loss factor. For purposes of assessing the realization of the deferred tax asset in the U.S. mainland, this cumulative tax loss position is considered significant negative evidence and has caused management to conclude that it is more likely than not that the Company will not be able to realize the associated deferred tax asset in the future. As of December 31, 2012, the Company recorded a valuation allowance of approximately $956,000 on the deferred tax asset in its U.S. operations.

Net operating losses ("NOL") generated between 2001 and 2012 can be carried forward for a period of 10 years in Puerto Rico and 20 years in the U.S. NOLs begin to expire in 2021 for Puerto Rico and 2021 for U. S. Puerto Rico and U.S. net operating loss carry-forward outstanding at December 31, 2012 amounts to approximately $800,000 and $2,750,000, respectively.

The effective tax rate is lower than the maximum statutory rate primarily because interest income on certain securities is exempt from income taxes, and the reduction of certain unrecognized tax benefits due to the expiration of the statute of limitations.

At December 31, 2012, the Company had accrued interest and penalties amounting to approximately $17,000. The amount of net interest and penalties recognized in the accompanying consolidated statement of income for the year ended December 31, 2012, amounted to a benefit of approximately $7,000. At December 31, 2012, the Company did not have significant unrecognized tax benefits which, if recognized, would decrease the effective income tax rate in future periods. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitation, changes in management's judgment about the level of uncertainty, status of examinations, litigation, and legislative activity, and the addition or elimination of uncertain tax positions.

At December 31, 2012 the years 2008 through 2011 remain subject to examinations by taxing authorities in Puerto Rico. At December 31, 2012 the years 2009 through 2011 remain subject to examination by the taxing authorities in the U.S. federal and state jurisdictions. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

11. MEMBER'S INVESTMENT AND NET CAPITAL REQUIREMENTS

The Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the alternative net capital computation. The Company has entered into a clearing agreement (the "Agreement") with Pershing LLC (the "Clearing Broker"), which is a member of various stock exchanges and is subject to the rules and regulations of such organizations, as well as those of the SEC. The Clearing Broker has agreed to establish a separate reserve account for proprietary assets held by the Company so that the Company can treat these assets as allowable assets under Rule 15c3-1. The Clearing Broker will perform a separate computation for proprietary accounts of the Company in accordance with the customer reserve computation set forth in Rule 15c3-3 with various modifications. Under the alternative net capital computation, net capital, as defined, shall not be less than $250,000. At December 31, 2012, the Company had net regulatory capital, as defined, of $59,841,710, which was $59,591,710 in excess of its required regulatory net capital.

12. CONTINGENCIES AND COMMITMENTS

The Company is involved as plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has adequate defenses with respect to such litigation and that any losses therefrom will not have a material adverse effect on the consolidated results of operations or consolidated financial position of the Company.

Under the terms of the Agreement, the Clearing Broker clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify the Clearing Broker for losses that it may sustain from the Company's customers. At December 31, 2012, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Company leases office space under five operating lease agreements, which expire in April 2013, June 2014, November 2014, November 2016, and September 2017. Rent expense charged to operations related to these leases amounted to $10,668,402 in 2012. The future minimum lease payments under the noncancelable operating leases at December 31, 2012, are as follow:

Years Ending December 31	Amount
2013	$1,393,482
2014	1,264,446
2015	190,907
2016	179,783
Total	$3,028,618

Minimum lease payments do not include contingent lease payments from two of the leases which will be paid on the basis of a percentage of commission income net of certain expenses and income from the results of operations before taxes.

13. EMPLOYEE BENEFIT PLAN

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "Plan"), which became effective on January 1, 1997. The Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company was not required to make contributions to the Plan in 2012. The Company's contribution becomes 100% vested once the employee attains five years of service.

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "US-Plan"), which became effective during September 2012. The US-Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company made contributions to the US-Plan in 2012 of approximately $17,000. The Company's contribution becomes 100% vested once the employee attains one year of service.

14. VARIABLE INTEREST ENTITIES

Variable interest entities (VIEs) are entities that either have a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions, through voting rights, right to receive the expected residual returns of the entity, and obligation to absorb the expected losses of the entity). The FASB amended on June 2009 the guidance applicable to VIEs and changed how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly affect the other entity's economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

The Company has variable interests in certain investments that have the attributes of investment companies. However, in January 2010, the FASB decided to make official the deferral of ASC Subtopic 860-10, *Transfers and Servicing*, for certain investment entities. The deferral allows asset managers that have no obligation to fund potentially significant losses of an investment entity to continue to apply the previous accounting guidance to investment entities that have the attributes of entities subject to ASC 946, *Financial Services — Investment Companies*. The FASB also decided to defer the application of this guidance for money market funds subject to Rule 2a-7 of the Investment Company Act of 1940. Asset managers would continue to apply the applicable existing guidance to those entities that qualify for the deferral.

15. SUBSEQUENT EVENTS

The Company's management evaluated all events subsequent to the consolidated statement of financial position date of December 31, 2012 through February 28, 2013, the date the consolidated financial statements were available to be issued.

* * * * * *

ADDITIONAL CONSOLIDATING INFORMATION

SANTANDER SECURITIES LLC AND SUBSIDIARY

SCHEDULE I

(A Wholly Owned Subsidiary of Santander BanCorp)

ADDITIONAL CONSOLIDATING STATEMENT OF FINANCIAL CONDITION INFORMATION AS OF DECEMBER 31, 2012

	Santander Securities LLC	Santander Asset Management Corporation	Elimination Entries	Consolidated
ASSETS				
CASH AND CASH EQUIVALENTS	$ 19,623,900	$28,672,452	$ -	$ 48,296,352
DEPOSIT WITH CLEARING BROKER	100,000			100,000
SECURITIES OWNED — At fair value	29,401,344			29,401,344
EMPLOYEE ADVANCES	17,264,957			17,264,957
RECEIVABLES	1,092,222	2,884,314		3,976,536
INVESTMENTS IN SUBSIDIARY	30,851,973		(30,851,973)	-
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net	1,085,673	225,713		1,311,386
GOODWILL	24,254,097			24,254,097
DUE FROM CLEARING BROKER	508,947			508,947
ADVISORY SERVICING RIGHTS — Net		260,000		260,000
OTHER ASSETS	1,616,244	219,274		1,835,518
TOTAL	$125,799,357	$32,261,753	$(30,851,973)	$127,209,137
LIABILITIES AND MEMBER'S INVESTMENT				
LIABILITIES:				
Accounts payable and accrued expenses	$ 9,661,300	$ 1,446,326	$ -	$ 11,107,626
Subordinated borrowings from Parent Company	40,000,000			40,000,000
Deferred income tax liability (assets)	3,969,682	(36,546)		3,933,136
Total liabilities	53,630,982	1,409,780	-	55,040,762
MEMBER'S INVESTMENT:				
Member's contributions	26,478,089	1,655,872	(1,655,872)	26,478,089
Accumulated earnings	45,690,286	29,196,101	(29,196,101)	45,690,286
Total member's investment	72,168,375	30,851,973	(30,851,973)	72,168,375
TOTAL	$125,799,357	$32,261,753	$(30,851,973)	$127,209,137

SANTANDER SECURITIES LLC AND SUBSIDIARY

SCHEDULE II

(A Wholly Owned Subsidiary of Santander BanCorp)

ADDITIONAL CONSOLIDATING STATEMENT OF INCOME INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2012

	Santander Securities LLC	Santander Asset Management Corporation	Elimination Entries	Consolidated
REVENUES:				
Commissions — net	$11,865,246	$ -	$ -	$11,865,246
Principal transactions	25,534,981			25,534,981
Investment banking	2,510,384		(83,391)	2,426,993
Portfolio and other management, advisory, and administration fees	4,489,909	27,838,020	(142,043)	32,185,886
Equity in earnings of subsidiary	13,997,724		(13,997,724)	
Interest	1,479,801	2,188		1,481,989
Other	8,393,235	381,859	(3,517,132)	5,257,962
Total revenues	68,271,280	28,222,067	(17,740,290)	78,753,057
EXPENSES:				
Employee compensation and benefits	25,241,935	2,240,995		27,482,930
Occupancy and equipment	11,631,340	524,971		12,156,311
Clearance fees	1,610,704			1,610,704
Communications	1,131,364	300,318		1,431,682
Interest	1,755,695	52		1,755,747
Advertising and promotion	337,603	34,195		371,798
Professional services	3,191,205	4,536,881	(3,742,566)	3,985,520
Other operating expenses	5,521,879	739,605		6,261,484
Total expenses	50,421,725	8,377,017	(3,742,566)	55,056,176
INCOME BEFORE PROVISION FOR INCOME TAXES	17,849,555	19,845,050	(13,997,724)	23,696,881
PROVISION FOR INCOME TAXES	650,061	5,847,326		6,497,387
NET INCOME	$17,199,494	$13,997,724	$(13,997,724)	$17,199,494

UNCONSOLIDATED SUPPLEMENTAL SCHEDULES

SANTANDER SECURITIES LLC **SCHEDULE III**

(A Wholly Owned Subsidiary of Santander BanCorp)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL

TOTAL UNCONSOLIDATED MEMBER'S INVESTMENT FROM STATEMENT OF FINANCIAL CONDITION	$ 72,168,375
DEDUCT — Member's investment not allowable for net capital	
Total member's investment qualified for net capital	72,168,375
ADD — Allowable subordinated borrowings	40,000,000
OTHER DEDUCTIONS OR ALLOWABLE CREDITS — Investment in subsidiary	30,851,973
Total member's investment and allowable subordinated liabilities	143,020,348
DEDUCTIONS AND/OR CHARGES:	
Total nonallowable assets	76,562,884
Other deductions and/or charges	13,622
Total deductions and/or charges	76,576,506
OTHER ADDITIONS AND/OR ALLOWABLE CREDITS	
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	66,443,842
HAIRCUTS ON SECURITIES:	
Contractual commitments	
Subordinated debt	
Exempt investment securities	
Debt securities	2,617,805
Other securities	3,855,576
Undue concentration	128,751
Other	
	6,602,132
NET CAPITAL	$ 59,841,710

(Continued)

SANTANDER SECURITIES LLC **SCHEDULE III**
(A Wholly Owned Subsidiary of Santander BanCorp)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL

NET CAPITAL REQUIREMENT	$ 250,000
NET CAPITAL	$59,841,710
EXCESS NET CAPITAL	$59,591,710

Note: There are no material differences between the preceding audited computation of net capital and the corresponding schedules in the Company's unaudited December 31, 2012, Form X-17A-5, Part II-A filing.

SCHEDULE OF NONALLOWABLE ASSETS

EMPLOYEE ADVANCES	$17,264,957
INVESTMENT IN SUBSIDIARY	30,851,973
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS	1,085,673
DEFERRED TAX ASSETS	727,657
GOODWILL	24,254,097
RECEIVABLES AND OTHER ASSETS	2,378,527
TOTAL NONALLOWABLE ASSETS	$76,562,884

(Concluded)

SANTANDER SECURITIES LLC **SCHEDULE IV**

(A Wholly Owned Subsidiary of Santander BanCorp)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2012

The Santander Securities LLC has entered into a clearing agreement (the "Agreement") with Pershing LLC ("Pershing"). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the year ended December 31, 2012.

Deloitte.

Deloitte & Touche LLP
Torre Chardon
350 Chardon Ave.
Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

February 28, 2013

Santander Securities LLC
San Juan, Puerto Rico

In planning and performing our audit of the consolidated financial statements of Santander Securities LLC and subsidiary (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013, and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No.
affixed to original.

Deloitte.

Deloitte & Touche LLP
Torre Chardon
350 Chardon Ave.
Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Executive Committee and Member of
Santander Securities LLC
San Juan, Puerto Rico

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Santander Securities LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049571 FINRA DEC
SANTANDER SECURITIES LLC 11*11
ATTN: LUIS ROIG
SANTANDER TOWERS B7 TABONUCO ST
SUITE 1800
GUAYNABO PR 00968

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 85,944

B. Less payment made with SIPC-6 filed (exclude interest) (43,929)

7/21/2012
Date Paid

C. Less prior overpayment applied (____)

D. Assessment balance due or (overpayment) 42,015

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 42,015

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 42,015

H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Santander Securities LLC
(Name of Corporation, Partnership or other organization)

CFO & Managing Director
(Authorized Signature)

(Title)

Dated the 21 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 54,264,039
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,561,885
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See exhibit 1 (Deductions in excess of $100,000 require documentation)	9,844,665
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,479,801	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1,479,801
Total deductions	19,886,351
2d. SIPC Net Operating Revenues	$ 34,377,688
2e. General Assessment @ .0025	$ 85,944
	(to page 1, line 2.A.)

Santander Securities
2c(8) deductions
1/1/2011 to 12/31/2011

Description	Amount
Santander Securities provides it's 100% subsidiary accounting and administrative support services under a service agreement. This revenue is included in FOCUS Line 12/Part IIA Line 9, Code 4030. This revenue is not related to the securities business.	3,517,132.00
Santander Securities provided services to an affiliate to conduct and support certain activities and operations under a service agreement. This revenue is included in Focus Line 12/Part IIA Line 9, Code 4030. This revenue is not related to the securities business.	3,279,218.00
Financial conversion and integration support services income included in FOCUS Line 12/Part IIA Line 9, Code 4030. This revenue is not related to the securities business.	1,500,000.00
Consultant, placement and loan structuring services income included in FOCUS Line 12/Part IIA Line 9, Code 4030. This revenue is not related to the securities business.	1,548,315.44
	$ 9,844,665